UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 26)*
ECHOSTAR CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

278768 106
(CUSIP Number)

Dean A. Manson
Executive Vice President, General Counsel and Secretary

EchoStar Corporation
100 Inverness Terrace E.
Englewood, Colorado 80112
(303) 706-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Charles W. Ergen

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	¨

(b)	x

3.           SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ¨

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 707,653 SHARES (1) (2) 345,223 SIXTY DAY SHARES (3)
8. SHARED VOTING POWER 49,196,363 SHARES (1) (4)
9. SOLE DISPOSITIVE POWER 707,653 SHARES (1) (2) 345,223 SIXTY DAY SHARES (3)
10. SHARED DISPOSITIVE POWER 49,196,363 SHARES (1) (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 50,249,239

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ¨

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 51.2% (5)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 48,927 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network Corporation (“DISH Network”) 401(k) Employee Savings Plan (the “DISH Network 401(k) Plan”); and (iii) 655,021 shares of Class B Common Stock beneficially owned directly by Mr. Ergen.

(3)  “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 6,122 shares of Class A Common Stock beneficially owned by one of Mr. Ergen’s children; (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust; (vi) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, LLC (“Telluray Holdings”), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vii) 14,266,099 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year November 2018 SATS GRAT (the “2018 November GRAT”); (viii) 2,695,957 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2019 SATS GRAT (the “2019 May GRAT”); (ix) 2,913,508 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2019 SATS GRAT II (the “2019 GRAT II”); (x) 8,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2019 SATS GRAT (the “2019 December GRAT”); (xi) 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year March 2020 SATS GRAT (the “2020 March GRAT”); and (xii) 5,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2020 SATS GRAT (the “2020 June GRAT”).

(5) Based on 50,197,993 shares of Class A Common Stock outstanding on May 29, 2020 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, May 29, 2020. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 90.9% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, May 29, 2020).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Cantey M. Ergen

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	x

3.           SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ¨

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 49,184,017 SHARES (1) (2)
8. SHARED VOTING POWER 719,999 SHARES (1) (3)
9. SOLE DISPOSITIVE POWER 36,375,812 SHARES (1) (4)
10. SHARED DISPOSITIVE POWER 13,528,204 SHARES (1) (5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 49,904,016

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 51.0% (6)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (iv) 14,266,099 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2018 November GRAT; (v) 2,695,957 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 May GRAT; (vi) 2,913,508 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 GRAT II; (vii) 8,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 December GRAT; (viii) 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 March GRAT; and (ix) 5,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 June GRAT. Mrs. Ergen exercises voting power with respect to Telluray Holdings and each of the 2018 November GRAT, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT and the 2020 June GRAT independently and, with respect to the 2018 November GRAT, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT and the 2020 June GRAT, in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(3)  Consists of: (i) 48,927 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 655,021 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (v) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; and (vi) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust.

(4) Consists of: (i) 47 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 14,266,099 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2018 November GRAT; (iv) 2,695,957 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 May GRAT; (v) 2,913,508 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 GRAT II; (vi) 8,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2019 December GRAT; (vii) 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 March GRAT; and (viii) 5,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2020 June GRAT. Mrs. Ergen exercises dispositive power with respect to each of the 2018 November GRAT, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT and the 2020 June GRAT, independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(5)  Consists of: (i) 48,927 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 3,705 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 655,021 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 6,122 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (v) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; (vi) 824 shares of Class A Common Stock held by a trust for which Mrs. Ergen has durable power of attorney for the beneficiary of the trust; and (vii) 12,808,205 shares of Class B Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(6) Based on 50,197,993 shares of Class A Common Stock outstanding on May 29, 2020 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mrs. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 90.9% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Three-Year 2017 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 0 SHARES
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 0 SHARES
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 0% (2)

14.	TYPE OF REPORTING PERSON OO

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year November 2018 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 14,266,099 SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 14,266,099 SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 14,266,099

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 22.1% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2018 November GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,197,993 shares of Class A Common Stock outstanding on May 29, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2018 November GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2018 November GRAT may be deemed to beneficially own would be approximately 14.6%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2018 November GRAT beneficially owns equity securities of EchoStar representing approximately 27.1% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year May 2019 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 2,695,957 SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 2,695,957 SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,695,957

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.1% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2019 May GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,197,993 shares of Class A Common Stock outstanding on May 29, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2019 May GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2019 May GRAT may be deemed to beneficially own would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2019 May GRAT beneficially owns equity securities of EchoStar representing approximately 5.1% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year 2019 SATS GRAT II

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 2,913,508 SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 2,913,508 SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,913,508

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.5% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2019 GRAT II are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,197,993 shares of Class A Common Stock outstanding on May 29, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2019 GRAT II into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2019 GRAT II may be deemed to beneficially own would be approximately 3.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2019 GRAT II beneficially owns equity securities of EchoStar representing approximately 5.5% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year December 2019 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 8,000,000 SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 8,000,000 SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 8,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 13.7% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2019 December GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,197,993 shares of Class A Common Stock outstanding on May 29, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2019 December GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2019 December GRAT may be deemed to beneficially own would be approximately 8.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2019 December GRAT beneficially owns equity securities of EchoStar representing approximately 15.2% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year March 2020 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 3,500,000 SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 3,500,000 SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 3,500,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 2.6% (2)

14.	TYPE OF REPORTING PERSON OO

(1) Consists of 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,197,993 shares of Class A Common Stock outstanding on May 29, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2020 March GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2020 March GRAT may be deemed to beneficially own would be approximately 1.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2020 March GRAT beneficially owns equity securities of EchoStar representing approximately 3.0% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Two-Year June 2020 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 5,000,000 SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 5,000,000 SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 5,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.1% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2020 June GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,197,993 shares of Class A Common Stock outstanding on May 29, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2020 June GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2020 June GRAT may be deemed to beneficially own would be approximately 5.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2020 June GRAT beneficially owns equity securities of EchoStar representing approximately 9.5% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Telluray Holdings, LLC

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 12,808,205 SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 12,808,205 SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 12,808,205

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.3% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by Telluray Holdings are shares of Class B Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 50,197,993 shares of Class A Common Stock outstanding on May 29, 2020 and assuming conversion of only the shares of Class B Common Stock beneficially owned by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to beneficially own would be approximately 13.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings beneficially owns equity securities of EchoStar representing approximately 24.3% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

ITEM 2.    Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the Ergen Three-Year 2017 SATS GRAT (the “2017 May GRAT”); (d) the 2018 November GRAT; (e) the 2019 May GRAT; (f) the 2019 GRAT II; (g) the 2019 December GRAT; (h) the 2020 March GRAT; (i) the 2020 June GRAT; and (j) Telluray Holdings, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the 2017 May GRAT, the 2018 November GRAT, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT and Telluray Holdings.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of each of EchoStar and DISH Network, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2017 May GRAT

The 2017 May GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address was c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2017 May GRAT has not, during the last five years, (i)

been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2017 May GRAT, Mrs. Ergen was vested with sole voting and dispositive power over the shares of Class B Common Stock that were held by the 2017 May GRAT, except as set forth in Item 6.

(D) 2018 November GRAT

The 2018 November GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2018 November GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2018 November GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 14,266,099 shares of Class B Common Stock held by the 2018 November GRAT, except as set forth in Item 6.

(E) 2019 May GRAT

The 2019 May GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2019 May GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2019 May GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 2,695,957 shares of Class B Common Stock held by the 2019 May GRAT, except as set forth in Item 6.

(F) 2019 GRAT II

The 2019 GRAT II was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2019 GRAT II has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2019 GRAT II, Mrs. Ergen is vested with sole voting and dispositive power over the 2,913,508 shares of Class B Common Stock held by the 2019 GRAT II, except as set forth in Item 6.

(G) 2019 December GRAT

The 2019 December GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2019 December GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2019 December GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 8,000,000 shares of Class B Common Stock held by the 2019 December GRAT, except as set forth in Item 6.

(H) 2020 March GRAT

The 2020 March GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2020 March GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2020 March GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 2,151,751 shares of Class A Common Stock and 1,348,249 shares of Class B Common Stock held by the 2020 March GRAT, except as set forth in Item 6.

(I) 2020 June GRAT

The 2020 June GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S.

Meridian Blvd., Englewood, Colorado 80112. The 2020 June GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2020 June GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 5,000,000 shares of Class B Common Stock held by the 2020 June GRAT, except as set forth in Item 6.

(J) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Telluray Holdings has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ergen and certain trusts established for the benefit of his family are the members of Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class B Common Stock held by Telluray Holdings.

ITEM 3.     Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The 2020 June GRAT acquired beneficial ownership of 5,000,000 shares of Class B Common Stock when Mr. Ergen contributed such shares of Class B Common Stock to the 2020 June GRAT on June 1, 2020. Mr. Ergen established the 2020 June GRAT for estate planning purposes. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

ITEM 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the second quarter of each year, Mr. Ergen received an annuity amount from the 2017 May GRAT under the trust agreement governing the 2017 May GRAT, assuming that the 2017 May GRAT had not expired. The number of shares of Class B Common Stock distributed as an annuity payment was based in part on the price of the Class A Common Stock on the distribution date and therefore could not be calculated until the date of distribution. In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) included, and were based upon, amounts generated from the holdings of the 2017 May GRAT, if applicable, including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by the 2017 May GRAT. On June 1, 2020, the 2017 May GRAT distributed all 1,264,486 shares of Class B Common Stock held by the 2017 May GRAT to Mr. Ergen as an annuity payment, and the 2017 May GRAT expired in accordance with its terms.

During the second quarter of each year, Mr. Ergen also receives an annuity amount from the 2019 GRAT II under the trust agreement governing the 2019 GRAT II, assuming that the 2019 GRAT II has not expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution. In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and are based upon, amounts generated from the holdings of the 2019 GRAT II including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by the 2019 GRAT II. On June 1, 2020, the 2019 GRAT II distributed 2,086,492 shares of Class B Common Stock held by the 2019 GRAT II to Mr. Ergen as an annuity payment. Therefore, the 2019 GRAT II currently has beneficial ownership of 2,913,508 shares of Class B Common Stock. The 2019 GRAT II is scheduled to expire in accordance with its terms on May 30, 2021.

As described in Item 3 above, Mr. Ergen contributed 5,000,000 shares of Class B Common Stock to the 2020 June GRAT on June 1, 2020. Mr. Ergen established the 2020 June GRAT for estate planning purposes. Under the trust agreement establishing the 2020 June GRAT, Mr. Ergen’s spouse, Cantey M. Ergen, serves as trustee of the 2020 June GRAT and holds sole voting and dispositive power over the 5,000,000 shares of Class B Common Stock held by the 2020 June GRAT, except as set forth in Item 6. Mr. Ergen receives an annual annuity amount from the 2020 June GRAT under the trust agreement governing the 2020 June GRAT. Members of Mr. and Mrs. Ergen’s family are the beneficiaries of the 2020 June GRAT. The 2020 June GRAT is scheduled to expire on June 1, 2022.

ITEM 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on June 1, 2020.  See Items 11 and 13 of the cover pages to this Amendment No. 26 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 1,640 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 12,808,205 shares of Class B Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 26 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar since the most recent filing of Schedule 13D other than as described herein.

(d) Not applicable.

(e) As described in Item 4 above, on June 1, 2020, the 2017 May GRAT distributed all 1,264,486 shares of Class B Common Stock held by the 2017 May GRAT to Mr. Ergen as an annuity payment, and the 2017 May GRAT expired in accordance with its terms.

ITEM 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Except as disclosed below, none of Mr. Ergen, Mrs. Ergen, the 2018 November GRAT, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT, the 2020 June GRAT or Telluray Holdings is a party to any contracts, arrangements, understandings or relationships, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Each of the trust agreements for the 2018 November GRAT, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the March 2020 GRAT and the 2020 June GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2018 November GRAT, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the March 2020 GRAT or the 2020 June GRAT, respectively, unless a Change of Control Event occurs. If a Change of Control Event occurs, the trustee of each of the 2018 November GRAT, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT and the 2020 June GRAT will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2018 November GRAT, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT and the 2020 June GRAT, respectively.

A “Change of Control Event” will occur if: (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total equity interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests such that he owns beneficially less than 50% of the total equity interests that he owned beneficially immediately following the grant of shares to the 2018 November GRAT, the 2019 May GRAT, the 2019 GRAT II, the 2019 December GRAT, the 2020 March GRAT or the 2020 June GRAT, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who: (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: June 2, 2020	/s/ Charles W. Ergen
Charles W. Ergen

CANTEY M. ERGEN

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen

ERGEN THREE-YEAR 2017 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR NOVEMBER 2018 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2019 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2019 SATS GRAT II

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR DECEMBER 2019 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MARCH 2020 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR JUNE 2020 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

TELLURAY HOLDINGS, LLC

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Manager

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX
Exhibit A: Agreement of Joint Filing

EXHIBIT A
Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

Dated: June 2, 2020	/s/ Charles W. Ergen
Charles W. Ergen

CANTEY M. ERGEN

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen

ERGEN THREE-YEAR 2017 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR NOVEMBER 2018 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2019 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2019 SATS GRAT II

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR DECEMBER 2019 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MARCH 2020 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR JUNE 2020 SATS GRAT

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

TELLURAY HOLDINGS, LLC

Dated: June 2, 2020	/s/ Cantey M. Ergen
Cantey M. Ergen, Manager